May 6, 2024
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant
Alexandra Barone, Staff Attorney
Matthew Crispino, Staff Attorney

Re:	Silvaco Group, Inc.
Registration Statement on Form S-1
File No. 333-278666

Acceleration Request
Requested Date: May 8, 2024
Requested Time: 4:30 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Silvaco Group, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-278666) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes Drew Valentine of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.
We request that we be notified of the effectiveness of the Registration Statement by telephone to Drew Valentine of DLA Piper LLP (US) at 512-457-7019, or in his absence, Gurpreet S. Bal of DLA Piper LLP (US) at 650-833-2155. Thank you for your assistance.

Very truly yours,

/s/ Dr. Babak A. Taheri
Dr. Babak A. Taheri
Chief Executive Officer and Director

cc:	Dr. Babak A. Taheri (Silvaco Group, Inc.)
Drew Valentine (DLA Piper LLP (US))
Gurpreet S. Bal (DLA Piper LLP (US))
Eric Jensen (Cooley LLP)
Richard Segal (Cooley LLP)
Darah Protas (Cooley LLP)